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November 10, 2008	Writer’s Direct Contact 858.720.5141 SStanton@mofo.com

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jan Woo, Staff Attorney

Re:	Cogent, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on March 3, 2008
Form 10-K/A for the fiscal year ended December 31, 2007
Filed on April 29, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed on May 27, 2008
File No. 000-50947

Ladies and Gentlemen:

As we discussed, Cogent, Inc. has just completed its quarterly report on Form 10-Q for the period ended September 30, 2008 and is diligently working on its response to the letter of comment from the staff of the Securities and Exchange Commission dated October 31, 2008. Cogent expects to file the response on or before November 30, 2008.

Please contact me at (858) 720-5141 if you have any questions. Thank you.

Sincerely,

/s/ Scott M. Stanton
Scott M. Stanton

cc:	Paul Kim (Cogent, Inc.)